		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

April 2, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Ms. Mary Beth Breslin
Mr. David Burton
Mr. Thomas Jones
Ms. Amanda Ravitz
Ms. Kate Tillan

Re:	SMART Global Holdings, Inc.
Confidential Draft No. 3 of the Draft Registration Statement on Form S-1
Submitted February 5, 2015
CIK No. 0001616533

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 20, 2015 (the “Comment Letter”) relating to the above-referenced Confidential Draft No. 3 of the Draft Registration Statement on Form S-1 (the “Confidential Draft No. 3”), submitted on February 5, 2015, and the prospectus contained therein. In conjunction with this letter, the Company is confidentially submitting via EDGAR for review by the Staff Confidential Draft No. 4 (“Confidential Draft No. 4”) of the Draft Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of Confidential Draft No. 4 that have been marked to show changes from Confidential Draft No. 3. Capitalized terms used in this letter but not defined herein shall have the meanings given to such terms in Confidential Draft No. 4.

For ease of review, we have set forth below the comment, as set forth in the Comment Letter, together with the Company’s response thereto. The page number in the response below refers to Confidential Draft No. 4.

Securities and Exchange Commission	2	April 2, 2015

********************************************

Consolidated Balance Sheets, page F-3

1. We note the inclusion of a column for the interim balance sheet as of November 28, 2014 which is unaudited. However, it appears that the audited balance sheet as of August 29, 2014 has been erroneously labeled as “unaudited.” Please revise the statement to correct the placement of this label.

Response: The Company has revised the disclosure on page F-3, which has been updated to reflect an interim balance sheet as of February 27, 2015, to correct the placement of this label. The Company has also revised Confidential Draft No. 4 to reflect unaudited interim financials for the six months ended February 27, 2015.

********************************************

Securities and Exchange Commission	3	April 2, 2015

Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures
cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc.
Jack Pacheco, SMART Global Holdings, Inc.
Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP